PRIDE-HD STUDY ENROLLING PATIENTS GLOBALLY TO FURTHER EVALUATE PRIDOPIDINE FOR THE SYMPTOMATIC
TREATMENT OF HUNTINGTON’S DISEASE

– Study initiation represents significant milestone for patients with a disease with limited effective treatment options –

JERUSALEM, April 24, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today enrollment of the first patient in The Pride-HD study, a phase II, randomized, double-blind, placebo-controlled global study designed to evaluate the impact of pridopidine, an investigational medication, on motor impairment in patients with Huntington’s disease (HD).

“Huntington’s disease represents a significant unmet medical need as there are currently no treatments that improve the motor movements that are crucial for gait, balance and coordination –things that greatly impact a patient,” said Professor G. Bernhard Landwehrmeyer, M.D., Ph.D, FRCP, lead study investigator and professor of neurology, Ulm University Hospital, Germany. “Based on previous observations using the compound, we believe pridopidine holds promise for symptomatic relief with an acceptable safety profile.”

“Existing treatments aren’t appropriate for some patients due to side effects and the predominant effect on involuntary movements,” said Karl Kieburtz, M.D., study investigator and director of the Clinical & Translational Science Institute, University of Rochester Medical Center. “Based on the preliminary clinical evidence to date, we believe pridopidine has the potential to make a real difference in the lives of HD patients and families.”

The start of patient enrollment in The Pride-HD Study represents the latest milestone in Teva’s commitment to developing medicines to improve the quality of life for patients suffering from devastating CNS diseases, such as Huntington’s disease.

“People with HD are in urgent need of new treatments and we are committed to investigating the potential benefit of pridopidine as quickly as possible,” said Michael Hayden, M.D., a leading expert in the study of Huntington’s disease and President of Global R&D and Chief Scientific Officer at Teva.

“Pridopidine has shown promising results in previous advanced-stage clinical trials and merits additional study, as it has the potential to have a significant effect on Total Motor Score (TMS) – the endpoint most commonly used in the assessment of treatment efficacy in HD,” said Dr. Ralf Reilmann, study investigator and founding director and C.E.O., George-Huntington-Institute, Münster, Germany.

ABOUT THE PRIDE-HD STUDY
The Pride-HD Study, a phase II, dose-finding, randomized, parallel-group, double-blind, placebo-controlled study, that aims to enroll approximately 400 patients at 30 sites across the globe and evaluate the safety and efficacy of pridopidine 45 mg, 67.5 mg, 90 mg, and 112.5 mg twice daily (bid) versus placebo for symptomatic treatment in patients with HD.

The primary objective will be to assess the efficacy of pridopidine on motor impairment after 26 weeks of treatment using the Unified Huntington’s Disease Rating Scale (UHDRS) Total Motor Score (TMS). The study will also examine the effect of treatment with pridopidine on the Physical Performance Test (PPT), as well as the safety and tolerability across the range of pridopidine doses in patients with HD during the 26 weeks of treatment.

Qualifying patients for The Pride-HD study must be 21 years of age or older, with an onset of HD after age 18 and must have a diagnosis of HD based on clinical features and the presence of =36 cytosine-adenosine-guanine (CAG) repeats in the HTT gene. More information about the study can be found at http://clinicaltrials.gov/ct2/show/NCT02006472 or by calling 1-800-896-5855.

ABOUT PRIDOPIDINE
Pridopidine is an investigational, oral, small molecule being developed for the symptomatic treatment of Huntington’s disease (HD). Teva intends to design and complete new clinical studies of pridopidine to assess its potential for symptomatic relief of HD. Earlier clinical studies of pridopidine conducted in the U.S., EU and Canada in patients with HD indicate a significant treatment effect on an important secondary endpoint, Total Motor Score (TMS).

In previous studies, where doses up to 45 mg bid were tested, pridopidine was well tolerated with an adverse event profile similar to placebo, and treatment with pridopidine was not associated with worsening of disease signs and symptoms.

ABOUT HUNTINGTON’S DISEASE
Huntington’s disease (HD) is a fatal neurodegenerative disease characterized by uncoordinated and uncontrollable movements, cognitive deterioration and behavioral and/or psychological problems. The classic onset of HD symptoms typically occurs in middle age, but the disease also manifests in children and the elderly. HD is the most common genetic cause of abnormal involuntary writhing movements called chorea. Disease progression is characterized by a gradual decline in motor control, cognition and mental stability and generally results in death within 15-25 years of clinical diagnosis.

HD is a genetic disease, passed from parent to child through a gene mutation. Each child of an HD parent has a 50-50 chance of inheriting the HD gene. If a child does not inherit the HD gene, he or she will not develop the disease and cannot pass it to subsequent generations. A person who inherits the HD gene will sooner or later develop the disease. According to the World Health Organization, Huntington’s disease affects about five to seven people per 100,000 in Western countries.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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